Execution Version

AMENDMENT NO. 9

TO

INVESTMENT SUB-ADVISORY AGREEMENT

This AMENDMENT NO. 9 to the INVESTMENT SUB-ADVISORY AGREEMENT (the “Amendment”) is dated as of August 3, 2021, by and between THE VARIABLE ANNUITY LIFE INSURANCE COMPANY (“VALIC”), a Texas corporation, and SUNAMERICA ASSET MANAGEMENT, LLC (formerly, SunAmerica Asset Management Corp.), a Delaware limited liability company (the “Sub-Adviser”).

RECITALS

WHEREAS, VALIC and VALIC Company I, a Maryland corporation (the “Company”), have entered into an Investment Advisory Agreement dated January 1, 2002, as amended from time to time, pursuant to which VALIC has agreed to provide investment management and advisory services to the Company; and

WHEREAS, the Company is registered under the Investment Company Act of 1940, as amended, as an open-end management investment company; and

WHEREAS, VALIC and the Sub-Adviser are parties to that certain Investment Sub-Advisory Agreement dated January 1, 2002, as amended from time to time (the “Sub-Advisory Agreement”), pursuant to which the Sub-Adviser furnishes investment advisory services to certain investment series (the “Covered Funds”) of the Company, as listed on Schedule A to the Sub-Advisory Agreement; and

WHEREAS, VALIC and the Sub-Adviser wish to amend and restate Schedule A to the Sub-Advisory Agreement as attached hereto; and

WHEREAS, the Board of Directors of the Company has approved this Amendment to the Sub-Advisory Agreement and it is not required to be approved by the shareholders of the Covered Funds.

NOW, THEREFORE, for good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree to amend the Sub-Advisory Agreement as follows:

1.	Schedule A Amendment. Schedule A to the Sub-Advisory Agreement is hereby amended and restated as attached hereto.

2.	Counterparts. This Amendment may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one instrument.

3.

Full Force and Effect. Except as expressly supplemented, amended or consented to hereby, all of the representations, warranties, terms, covenants and conditions of the Sub-Advisory Agreement shall remain unchanged and shall continue to be in full force and effect.

4.	Miscellaneous. Capitalized terms used but not defined herein shall have the meanings assigned to them in the Sub-Advisory Agreement.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment No. 9 as of the date first above written.

THE VARIABLE ANNUITY LIFE INSURANCE COMPANY		SUNAMERICA ASSET MANAGEMENT, LLC

By:	/s/ THOMAS M. WARD	By:	/s/ JOHN T. GENOY
Name:	Thomas M. Ward	Name	John T. Genoy
Title:	Authorized Signatory	Title:	President and Chief Operating Officer

SCHEDULE A

COVERED FUND(S)

Effective August 3, 2021

Annual Fee computed at the following annual rate, based on average daily net asset value for each month on that portion of the assets managed by SUB-ADVISER, and payable monthly:

Covered Fund	Fee
Dynamic Allocation Fund	0.07% on the first $500 million 0.04% on the next $500 million 0.02%% on assets over $1.0 billion

Government Money Market I Fund	0.12%